UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

OR
☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from    to
Commission file number: 001-33072

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

Leidos, Inc. Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Leidos Holdings, Inc.
1750 Presidents Street
Reston, VA 20190

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Leidos, Inc. Retirement Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Leidos, Inc. Retirement Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The supplemental schedule of delinquent participant contributions for the year ended December 31, 2025 and schedule of assets (held at end of year) as of December 31, 2025 (“supplemental information”) have been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2024.

Atlanta, Georgia
June 18, 2026

Leidos Holdings, Inc.	1

LEIDOS, INC. RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)	December 31, 2025	December 31, 2024
ASSETS:
Investments:
Investment in Leidos, Inc. Master Trust at fair value	$11,267,905	$11,113,429
Investment in Leidos, Inc. Master Trust at contract value	517,826	600,404
Total investments	$11,785,731	$11,713,833
Receivables:
Notes receivable from participants	$85,044	$78,558
Receivable from plan merger (Note 1)	72,562	—
Other	230	—
Total receivables	$157,836	$78,558

NET ASSETS AVAILABLE FOR BENEFITS	$11,943,567	$11,792,391

See notes to financial statements.

2	Leidos Holdings, Inc.

LEIDOS, INC. RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
(in thousands)	December 31, 2025
ADDITIONS:
Investment income:
Plan interest in Leidos, Inc. Master Trust	$1,723,610
Interest income on notes receivable from participants	6,660
Contributions:
Participants	404,271
Employer	200,132
Employee rollovers	85,567
Total contributions	689,970
Total additions	2,420,240
DEDUCTIONS:
Benefits paid to participants	2,339,967
Administrative expenses	1,659
Total deductions	2,341,626
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS BEFORE TRANSFER	78,614
PLAN TO PLAN TRANSFER IN (NOTE 1)	72,562
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS AFTER TRANSFER	151,176
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	11,792,391
End of year	$11,943,567

See notes to financial statements.

Leidos Holdings, Inc.	3

LEIDOS, INC. RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

Note 1–Description of the Plan
The following brief description of the Leidos, Inc. Retirement Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan. Within these financial statements, Leidos, Inc. (the “Company”) refers to the sponsoring employer, and Leidos Holdings, Inc. (“Leidos”) refers to the publicly-traded parent of the sponsoring employer.
GENERAL
The Plan is a defined contribution plan sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is a defined contribution 401(k) plan with profit-sharing and employee stock ownership plan (“ESOP”) features. Contributions to the Plan from participants and the Company are held in a qualified retirement trust fund. The Leidos, Inc. Retirement Plans Committee is the Plan’s named fiduciary for purposes of Section 402(a) of ERISA.
Effective July 9, 2025, the Plan transitioned its recordkeeping and trustee services from The Vanguard Group, Inc. and Vanguard Fiduciary Trust Company ("Vanguard") to Empower Retirement, LLC and Empower Annuity Insurance Company of America ("Empower"). In connection with the transfer, all plan assets were transferred from Vanguard to Empower. The transfer was completed primarily on an in-kind basis. Participant account balances were transferred based on account values as of July 9, 2025. Participant transactions were temporarily restricted during the transition period.
INVESTMENT FUNDS
As of December 31, 2025 and 2024, the Plan held an interest in the Leidos, Inc. Master Trust (“Master Trust”).
ELIGIBILITY
Employees of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the Plan. Employees must be in an eligible fringe benefit package to be eligible to receive Company matching 401(k) contributions, profit sharing contributions, and ESOP contributions. Employees may make elective contributions and receive Company matching 401(k) contributions upon commencing employment.
PARTICIPANT CONTRIBUTIONS
As defined by the Plan, participants may contribute up to 100% of their eligible compensation on a pre-tax basis unless designated as Roth deferrals and/or as traditional after-tax contributions, subject to statutory limitations. Participants who have attained the age of 50 before the end of the plan year are eligible to make catch-up contributions. Certain participants within their collective bargaining agreement with the Company may make an additional elective contribution that is deducted from their Cash or Deferral Agreement. Participants may also contribute amounts representing rollovers from other qualified plans. Participant contributions are invested according to participant direction into any of the available investment funds of the Plan. Participant contributions and rollovers to the Leidos Common Stock Fund are limited to a maximum 50% of the employee deferral or rollover, as applicable.
PLAN TRANSFERS
Effective December 31, 2025, the Kudu Dynamics 401(k) Retirement Plan merged into the Plan. In connection with the merger, assets totaling approximately $72,562,000, including participant notes receivable of $156,000 were liquidated from T. Rowe Price on December 31, 2025, transferred and accepted by Empower on January 2 and January 5, 2026, and formally settled on January 8, 2026.
EMPLOYER CONTRIBUTIONS
The Company may make discretionary contributions, which include matching 401(k) contributions, non-elective contributions, and ESOP contributions. Effective January 1, 2025, eligible participants may receive Company matching 401(k) contributions based on a maximum percentage of 100%, depending on fringe level, of the first 6% of eligible compensation contributed to the Plan with investments directed by each participant. Prior to January 1, 2025, eligible participants were eligible to receive Company matching 401(k) contributions based on a maximum percentage of 100%, depending on fringe level, of the first 5% of eligible compensation contributed to the Plan (a maximum match of 5%). These matching contributions were invested according to each participant’s direction through 2024.
The Company, at its discretion, may also make additional contributions to the Plan for the benefit of non-highly compensated participants in order to comply with Section 401(k)(3) of the Internal Revenue Code. The Company made no additional contributions for the benefit of non-highly compensated participants for the year ended December 31, 2025. Matching 401(k)

4	Leidos Holdings, Inc.

LEIDOS, INC. RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024
company contributions to the Plan for the year ended December 31, 2025, were made in cash and transfers from the forfeiture account.
PARTICIPANT ACCOUNTS
In accordance with Plan provisions, individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, and if eligible, allocations of Company discretionary contributions. Allocations are based on participant eligible compensation, as defined in the Plan document. Participant accounts also reflect changes from investment income and losses and from distributions. The benefit to which a participant is entitled is the vested balance of his or her account.
VESTING AND FORFEITURES
Effective January 1, 2025, eligible participants who perform at least one hour of service on or after January 1, 2025, become 100% vested in all Company matching contributions, profit sharing, non-elective contributions, and ESOP contributions. Participants who terminated employment before January 1, 2025, and did not work an hour of service on or after that date are not eligible for the accelerated vesting.
Prior to January 1, 2025, a participant’s elective deferrals and rollover contributions, together with all related earnings, vested immediately. Company contributions were vested under a graded schedule: participants earned 25% vesting for each of the first two calendar years in which they completed at least 850 hours of service and became fully vested after three years of vesting service, as defined by the Plan. While employed, participants also became fully vested in Company contributions upon reaching age 59½, experiencing a permanent disability, or death. Upon termination of employment, any portion of Company contributions that remained unvested was forfeited when the participant took a full distribution or after five consecutive one‑year breaks in service.
Forfeitures may be applied to future Company matching 401(k) contributions, to provide reinstatement due to military leave, to increase profit sharing contributions, or to pay Plan expenses. During the year ended December 31, 2025, the Company applied forfeited non-vested amounts of approximately $3,071,000 primarily toward Company matching 401(k) contributions. As of December 31, 2025 and 2024, forfeited non-vested accounts available for application by the Company totaled approximately $1,658,000 and $744,000, respectively.
NOTES RECEIVABLE FROM PARTICIPANTS
Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000. Loan repayment periods may not exceed 60 months except for loans used to acquire a principal residence, in which case the repayment period may not exceed 30 years. The loans are secured by the vested account balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator. The loans are recorded at amortized cost, which is the remaining unpaid principal balance plus any accrued but unpaid interest. Principal and interest are collected ratably through payroll deductions or through direct payments from terminated employees who have loans. Delinquent loans are reclassified as distributions based upon the terms of the Plan. As of December 31, 2025, outstanding loans bear interest at rates ranging from 4.25% to 9.50% and have maturities from January 2026 through January 2056. As of December 31, 2024, outstanding loans had interest at rates ranging from 4.25% to 9.50% and maturities from January 2025 through November 2054.
DISTRIBUTIONS TO PARTICIPANTS
Effective July 9, 2025, for vested account balances greater than $0.01 but less than $7,000, the participant’s balance will automatically be rolled over to an IRA following the close of the quarter in which the participant terminates employment. The balance will be invested in an Empower Target Date Fund, unless the participant elects a distribution within the required timeframe.
Prior to July 9, 2025, vested balances of $1,000 or less, participants received their entire balance in a single lump sum within 16 calendar months following termination of employment with the Company. For balances over $1,000 and up to $5,000, participants elected either a cash distribution or a rollover to another eligible plan within 16 calendar months following termination. If no election was made, the balance was automatically rolled over to a Vanguard Individual Retirement Account ("IRA"). For vested balances greater than $5,000, no distribution was made unless the participant elected to receive one after terminating employment with the Company.
Regardless of the existing account balance, distributions are made to participants who die or become permanently disabled while employed by the Company. After attaining age 59-1/2, a participant may make withdrawals even if still employed by the Company. A participant may make withdrawals from the Plan to their rollover account prior to attaining age 59-1/2, after-tax account or if the participant incurs a financial hardship, as specified by the Plan. Former employees, regardless of their age, may elect to receive unlimited distributions in any given plan year, of all or a portion of their account balance.

Leidos Holdings, Inc.	5

LEIDOS, INC. RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024
TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated February 21, 2024, that the Plan was designed in accordance with the applicable requirements of the Internal Revenue Code ("IRC") and that the Plan is exempt from federal income tax under Section 501(a) of the IRC. Accordingly, no provision for income taxes has been included in the Plan’s financial statements. Although the Plan has been amended since receiving the latest determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC in all material respects. Therefore, the Company believes that the Plan was qualified, and the related trust is tax-exempt as of the financial statement dates.
Accounting principles generally accepted in the United States of America ("GAAP") require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service and other taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments were held in funds managed by affiliates of Vanguard, which served as the Plan’s trustee and record-keeper through July 8, 2025. Effective July 9, 2025, Empower was appointed as the Plan's trustee and record-keeper. These service providers qualify as party-in-interest transactions under ERISA. Fees paid to the record-keeper were approximately $1,635,000 for the year ended December 31, 2025. There were no amounts payable to the Plan’s record-keeper as of December 31, 2025 and 2024.
Members of the Company’s Retirement Committee are eligible to participate in the Plan. The Company pays directly any other fees related to the Plan’s operation. In addition, Charles Schwab is the custodian of selected assets, and therefore, transactions with these investments represent exempt party-in-interest transactions.
A portion of the Plan's assets are invested in common stock of the Company. While the holding and acquisition of employer securities is generally prohibited by ERISA, the Plan meets the exception in ERISA section 407(b), which permits the acquisition and holding of employer securities by an eligible individual account plan.
At December 31, 2025 and 2024, Leidos Holdings, Inc. common stock held by the Master Trust was as follows:

(in thousands)	2025	2024
Number of Shares	5,013	5,823
Cost Basis	$368,263	$289,536
Fair Value	$904,135	$838,435
TERMINATION OF THE PLAN
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the participants become 100% vested in any unvested portion of their accounts.
Note 2–Significant Accounting Policies
BASIS OF ACCOUNTING
The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Investment transactions are accounted for on their trade dates.
The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting periods. Actual results may differ from those estimates.
INVESTMENT VALUATION AND INCOME RECOGNITION
Investments are held by the Leidos, Inc. Master Trust as of December 31, 2025 and 2024, and are reported at fair value, except for fully benefit-responsive investment contracts. Fair value is the price that would have been received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As of December 31, 2025, the Master Trust held investments in Mutual Funds, Common Stock, a Self-Directed Brokerage Fund, a Separately Managed Account, Collective Trusts, and a Stable Value Fund.

6	Leidos Holdings, Inc.

LEIDOS, INC. RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024
Investment income is comprised of realized gains and losses, unrealized appreciation or depreciation, interest income and dividends. Realized gains and losses on sales of investments are calculated as the difference between the fair value of the investments upon sale and the fair value of the investments at purchase. Unrealized appreciation or depreciation is calculated as the difference between the fair value of the investments at the end of the year and the fair value of the investments at the beginning of the year or at purchase if purchased during the year. Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date.
NOTES RECEIVABLE FROM PARTICIPANTS
Notes receivable from participants are carried at the aggregate unpaid principal balance of loans outstanding. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when incurred. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
ADMINISTRATIVE EXPENSES
Administrative expenses of the Plan are paid by the Plan sponsor or Plan participants as provided in the Plan document.
SUBSEQUENT EVENTS
The Plan has evaluated subsequent events through the date of this filing. Other than the events mentioned below, no significant events were identified during the period.
On January 8, 2026, the Plan completed the settlement of Kudu Dynamics 401(k) Retirement Plan merger. The assets, liquidated from T. Rowe Price on December 31, 2025, were transferred to and accepted by Empower on January 2 and January 5, 2026, pursuant to the settlement of the Kudu Dynamics 401(k) Retirement Plan merger. See Note 1 – Description of the Plan.
Note 3–Fair Value Measurements
Accounting guidance has been issued that establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:
Level 1    Observable inputs such as quoted prices in active markets.
Level 2    Inputs other than quoted prices in active markets for identical assets or liabilities that are observable either directly or indirectly or quoted prices that are not active.
Level 3    Unobservable inputs in which there is little or no market data (e.g., discounted cash flow and other similar pricing models), which requires us to develop our own assumptions about the assumptions that market participants would use in pricing the asset or liability.
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.
Following is a description of the valuation methodologies used for assets measured at fair value.
Investment in Mutual Funds—Investments in mutual funds are stated at fair value using the closing market price on the last business day of each period presented.
Investment in Common Stock—Investments in shares of Leidos Holdings, Inc. common stock which is publicly traded on the New York Stock Exchange, is recorded at its publicly-traded quoted market price as of the last business day of the plan year.
Investment in a Self-Directed Brokerage Fund—Investments in the self-directed brokerage fund ("SDBF") are stated at fair value based on quoted market prices or market data obtained from external independent sources. The SDBF primarily consists of stocks, cash, mutual funds, bonds, certificate of deposits, and preferred debt.
Investment in Separately Managed Account—A portfolio of individual securities, including short term securities and common stock, that is managed on the participant's behalf. Investments in separately managed accounts are stated at fair value based on quoted market prices.
Investment in Collective Trusts—Investments in collective trusts are stated at the net asset value ("NAV"), which is determined by the trustee using the fair value of the underlying investments.

Leidos Holdings, Inc.	7

LEIDOS, INC. RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024
The following table sets forth by level, within the fair value hierarchy, the assets of the Master Trust at their fair value as of December 31, 2025:

(in thousands)	(Level 1)	(Level 2)	Total
Mutual funds	$975,058	$—	$975,058
Common stock	904,135	—	904,135
Self-directed brokerage fund	186,251	13,242	199,493
Separately managed account	753,524	—	753,524
Total assets in the fair value hierarchy	$2,818,968	$13,242	$2,832,210
Investments measured at NAV(1)			9,235,568
Investments at fair value			$12,067,778
The following table sets forth by level, within the fair value hierarchy, the assets at fair value of the Master Trust as of December 31, 2024:

(in thousands)	(Level 1)	(Level 2)	Total
Mutual funds	$952,431	$—	$952,431
Common stock	838,435	—	838,435
Self-directed brokerage fund	148,390	14,107	162,497
Separately managed account	767,754	—	767,754
Total assets in the fair value hierarchy	$2,707,010	$14,107	$2,721,117
Investments measured at NAV(1)			9,099,674
Investments at fair value			$11,820,791
(1)Investments measured at NAV per share or its equivalent are not classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits. These investments, which represent the Master Trust’s investments in collective trusts, have no unfunded commitments, have a daily redemption frequency and do not have a redemption notice period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. The Plan did not have any level 3 investments or significant transfers in or out of level 3 investments for the years ended December 31, 2025 and 2024.
Note 4–Plan Interest In Master Trust
The Plan’s investments are included in the investments of the Leidos, Inc. Master Trust. Each participant in the retirement plan directs their investments into the funds within the Master Trust. The Plan’s record keeper maintains supporting records for the purpose of allocating net assets and net gains and losses of each of the investments of the Plans and to each participant’s account based on participant direction. The Master Trust also includes investment assets of the QTC Management, Inc. Retirement Savings Plan, Leidos Biomedical Research Capital Accumulation Plan and the Leidos Biomedical Research Employee Savings Plan.
The following table presents the investments of the Master Trust and the Plan's interest in the Master Trust, as of December 31, 2025 and 2024:

	Master Trust Balances		Plan’s Interest in Master Trust Balances
(in thousands)	2025	2024	2025	2024
Mutual funds	$975,058	$952,431	$940,991	$924,820
Leidos Holdings, Inc. common stock	904,135	838,435	904,135	838,435
Collective trusts	9,235,568	9,099,674	8,518,573	8,461,450
Self-directed brokerage fund	199,493	162,497	191,610	157,707
Separately managed account	753,524	767,754	712,596	731,017
Total investments at fair value	12,067,778	11,820,791	11,267,905	11,113,429
Stable value fund at contract value	563,580	650,764	517,826	600,404
Total investments	$12,631,358	$12,471,555	$11,785,731	$11,713,833

8	Leidos Holdings, Inc.

LEIDOS, INC. RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024
The following table represents the changes in net assets in the Master Trust for the year ended December 31, 2025:

(in thousands)	2025
Net appreciation in fair value of investments	$1,735,906
Interest and dividend income	101,162
Total investment income	1,837,068
Net transfers out of Master Trust	(1,677,265)
Master Trust net assets:
Beginning	12,471,555
Ending	$12,631,358
During 2025, the Plan received an allocation of 94% on the net investment income in the Master Trust. Investment income is allocated to each plan based on the plan’s specific interest attributed to the underlying assets of the Master Trust.
Note 5–Fully Benefit-Responsive Investment Contracts
The Master Trust invests in a stable value fund which holds traditional and synthetic guaranteed investment contracts ("GICs") that are reported at contract value. Managed separate account GICs are investment contracts invested in insurance company separate accounts, established for the sole benefit of the stable value fund participants. Investment contracts accrue interest based on credit rates established by contract issuers. The synthetic GICs simulate the performance of guaranteed investment contracts through an issuer’s guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments which include intermediate bond funds and money market funds. Contract value is the relevant measurement attributable to a GIC because it is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.
Certain events can limit the ability of the Plan to transact at contract value. Such events include, but are not limited to, complete or partial termination of the Plan or merger with another plan, divestitures of a subsidiary that cause a significant withdrawal from the Plan, or failure of the Plan or Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.
Investment contracts generally impose conditions on the Plan. If an event of default occurs and is not cured, the issuer may terminate the contract. These events may include a breach of material obligation under the contract or a material amendment to the Plan agreement that is not approved and accepted by the issuer. These events may limit the ability of the plan to transact at contract value. Plan management believes that the occurrence of an event that would cause the Master Trust to transact at less than contract value is not probable.
The following were investment contracts held by the Master Trust:

(in thousands)	2025	2024
Traditional Investment Contracts	$17,013	$31,964
Synthetic GICs	546,567	618,800
Total	$563,580	$650,764

Leidos Holdings, Inc.	9

LEIDOS, INC. RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024
Note 6–Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits as reported in the financial statements to net assets per Schedule H on Form 5500:

(in thousands)	2025	2024
Net assets available for benefits as reported in financial statements	$11,943,567	$11,792,391
Adjustment for assets related to plan merger not yet transferred	(72,562)	—
Participant loans deemed distributed	(7,467)	(1,638)
Deemed loans repaid	14	190
Net assets reported on Schedule H on Form 5500	$11,863,552	$11,790,943
The following is a reconciliation of changes in net assets available for benefits as reported in the financial statements to net income per Schedule H on Form 5500:

(in thousands)	2025
Increase in net assets available for benefits per the financial statements	$151,176
Adjustment for change in plan merger assets not transferred at year end	(72,562)
Net change in participant loans deemed distributed	(5,829)
Net change in deemed loans repaid	(176)
Net income per Schedule H on Form 5500	$72,609
Note 7–Risks and Uncertainties
The Plan invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. The Plan attempts to limit these risks by authorizing and offering participants a broad range of investment options that are invested in high quality securities or are offered and administered by reputable and known investment companies. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits. The Plan's exposure to a concentration of risk is limited by the diversification of investments across multiple investment fund options. Additionally, the investments within each investment fund option are further diversified into varied financial instruments. See Note 2 – Significant Accounting Policies.

10	Leidos Holdings, Inc.

SUPPLEMENTAL SCHEDULE
LEIDOS, INC. RETIREMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4a—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS YEAR ENDED DECEMBER 31, 2025 (in thousands)

				EIN: 95-3630868	Plan #004
Year	Participant Contributions Transferred Late to the Plan (Participant Loan Repayments are Included)	Totals That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transition Exemption 2002-51
		Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
2024	$1	$—	$1	$—	$—

Leidos Holdings, Inc.	11

SUPPLEMENTAL SCHEDULE
LEIDOS, INC. RETIREMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2025 (in thousands)

		EIN: 95-3630868	Plan #004
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Notes Receivable from Participants	Loans/Interest rates from 4.25% to 9.50%; maturities from January 2026 to January 2056	-0-	85,044
				$85,044

*    Indicates party-in-interest to the Plan.

12	Leidos Holdings, Inc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Leidos, Inc. Retirement Plans Committee as Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEIDOS, INC. RETIREMENT PLAN

Date: June 18, 2026	/s/ Peter Berl
Peter Berl
Treasurer

Leidos Holdings, Inc.	13

Exhibit Index

Exhibit No.
23.1        Consent of Independent Registered Public Accounting Firm

14	Leidos Holdings, Inc.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 18, 2026, with respect to the financial statements and supplemental information included in the Annual Report of Leidos, Inc. Retirement Plan on Form 11-K for the year ended December 31, 2025. We consent to the incorporation by reference of said report in the Registration Statements of Leidos Holdings, Inc. on Form S-8 (File No’s. 333-138095, 333-153360, 333-169693, and 333-218435).

/s/ GRANT THORNTON LLP

Atlanta, Georgia
June 18, 2026

Leidos Holdings, Inc.	15